Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-130074

Pricing Supplement to the Prospectus dated December 5, 2006,

the Prospectus Supplement dated December 5, 2006,

and the Prospectus Supplement No. 656 dated August 23, 2007 — No. 745

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B $23,720,000 Leveraged Equity Index-Linked Notes due 2013 (Linked to the S&P Global Infrastructure Index)

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (May 7, 2013, subject to adjustments as described elsewhere in this pricing supplement) is linked to the performance of the S&P Global Infrastructure Index (which we refer to as the “index”), as measured from the trade date to and including the determination date (April 30, 2013, subject to adjustments as described elsewhere in this pricing supplement).

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the index, which we refer to as the “index return”.

The index return will be determined as follows: First, we will subtract the initial index level of 2682.96 from the final index level (which will be the closing level of the index on the determination date, subject to adjustments as described elsewhere in this pricing supplement). Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage.

The cash settlement amount for each note will then be calculated as follows:

•

if the final index level is greater than the initial index level, an amount in cash equal to the sum of the $1,000 face amount plus 1.71% of the $1,000 face amount for every 1% increase in the level of the index;

•	if the final index level is equal to or less than the initial index level but is greater than or equal to 85% of the initial index level, an amount in cash equal to the $1,000 face amount; or

•

if the final index level is less than 85% of the initial index level, an amount in cash equal to the result of the $1,000 face amount minus 1% of the $1,000 face amount for every 1% decrease in the level of the index below 85% of the initial index level.

The principal of your notes is not fully protected and you could lose up to 85% of your entire investment in the notes. A percentage decrease of more than 15% in the level of the index over the life of your notes through the determination date will reduce the payment you will receive on the stated maturity date below the face amount of your notes. In such a case, the rate of decrease in the amount payable on your notes will equal the rate of decrease in the level of the index. In addition, the notes do not pay interest and no other payments on your notes will be made prior to the stated maturity date. Further, the payment amount will not be adjusted for any change in the value of the U.S. dollar versus any foreign currency.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the leveraged equity index-linked notes found in “General Terms of the Leveraged Equity Index-Linked Notes” on page S-33 of the accompanying prospectus supplement no. 656.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be significantly less than the issue price. We encourage you to read “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes” on page S-25 of the accompanying prospectus supplement no. 656 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement so that you may better understand those risks.

Original issue date: May 7, 2008

Original issue price: 100% of the face amount

Underwriting discount: 0.35% of the face amount

Net proceeds to the issuer: 99.65% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “S&P Global Infrastructure Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Goldman, Sachs & Co. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) and S&P makes no representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated April 30, 2008

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS AND PROSPECTUS SUPPLEMENTS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Prospectus dated December 5, 2006

Prospectus Supplement dated December 5, 2006

Prospectus Supplement No. 656 dated August 23, 2007

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 656” mean the accompanying prospectus supplement no. 656, dated August 23, 2007, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Leveraged Equity Index-Linked Notes” on page S-33 of the accompanying prospectus supplement no. 656.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Index: the S&P Global Infrastructure Index, as published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s”)

Specified currency: U.S. dollars (“$”); although some of the stocks underlying the S&P Global Infrastructure Index are traded in foreign currencies other than U.S. dollars, all amounts payable on your notes will be in U.S. dollars

Terms to be specified in accordance with the accompanying prospectus supplement no. 656:

•	type of notes: notes linked to a single index

•	buffer level: yes, as described below

•	cap level: not applicable

•	averaging dates: not applicable

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

Face amount: each note has a face amount of $1,000; $23,720,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•

if the final index level is greater than the initial index level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the participation rate times (iii) the index return;

•	if the final index level is equal to or less than the initial index level but greater than or equal to the buffer level, the $1,000 face amount; and

•

if the final index level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the sum of the index return plus the buffer amount

Initial index level: 2682.96

Final index level: the closing level of the index on the determination date, except in the limited circumstances described under “General Terms of the Leveraged Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-38 of the accompanying prospectus supplement no. 656 and subject to adjustment as provided under “General Terms of the Leveraged Equity Index-Linked Notes — Discontinuance or Modification of an Index” on page S-40 of the accompanying prospectus supplement no. 656

Index return: the quotient of (1) the final index level minus the initial index level divided by (2) the initial index level, expressed as a percentage

Participation rate: 171%

Buffer level: 85% of the initial index level

Buffer amount: 15%

Closing level: the official closing level of the index, or any successor index, published by the index sponsor on that trading day; the definition provided under “General Terms of the Leveraged Equity Index-Linked Notes — Special Calculation Provisions — Closing Level” on page S-42 of the accompanying prospectus supplement no. 656 will not apply to your notes

Trade date: April 30, 2008

Original issue date: May 7, 2008

Stated maturity date: May 7, 2013; if, however, such specified date is not a business day, the stated maturity date will instead occur on the first business day following such specified date; further, if the determination date is postponed as described below, then the stated maturity date will instead occur on the fifth business day following the postponed determination date; the adjustments described under “General Terms of the Leveraged Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-37 of the accompanying prospectus supplement no. 656 will not apply to your notes

Determination date: April 30, 2013, subject to the adjustments described under “General Terms of the Leveraged Equity Index-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date — Notes Linked to a Single Index” on page S-37 of the accompanying prospectus supplement no. 656

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Calculation agent: Goldman, Sachs & Co.

Business day: as described under “General Terms of the Leveraged Equity Index-Linked Notes — Special Calculation Provisions — Business Day” on page S-42 of the accompanying prospectus supplement no. 656

Trading day: as described under “General Terms of the Leveraged Equity Index-Linked Notes — Special Calculation Provisions — Trading Day” on page S-42 of the accompanying prospectus supplement no. 656

CUSIP no.: 38143UCM1

ISIN no.: US38143UCM18

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-45 of the accompanying prospectus supplement no. 656

Supplemental discussion of federal income tax consequences: as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-47 of the accompanying prospectus supplement no. 656, except that the following paragraph supplements and, to the extent inconsistent therewith, replaces, the discussion of the U.S. federal income tax consequences of owning the offered notes therein:

It is possible that the Internal Revenue Service may take the position that you are required to accrue 15% of the face amount of the notes over the life of your notes and that it should be characterized as ordinary income irrespective of the amount you receive upon the maturity of your notes. You should consult your own tax advisor.

On December 7, 2007, the Internal Revenue Service released a notice stating the Internal Revenue Service and the Treasury Department are actively considering the proper Federal income tax treatment of an instrument such as the offered notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent as otherwise provided by law, The Goldman Sachs Group, Inc. intends to treat the offered notes for U.S. federal income tax purposes in accordance with the treatment described in the accompanying prospectus supplement no. 656 unless and until such time as the Treasury Department and Internal Revenue Service issue guidance providing that some other treatment is more appropriate.

In addition, a member of the House of Representatives recently introduced a bill that, if enacted, would require holders of notes, such as your notes, purchased after the bill is enacted to accrue interest income over the life of the notes despite the fact that there will be no interest payments over the life of the notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your notes.

United States Alien Holders. Notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to withhold on payments with respect to your notes unless you comply with the requirements necessary to avoid withholding on debt instruments as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus. In addition, even if the offered notes are treated as pre-paid forward contracts, you will be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes unless you comply with certain certification and identification requirements as to your foreign status. Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed in the accompanying prospectus supplement no. 656, alternative characterizations of the offered notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the offered notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the offered notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the offered notes should consult their own tax advisors in this regard.

ERISA: as described under “Employee Retirement Income Security Act” on page S-51 of the accompanying prospectus supplement no. 656

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical index levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final index levels that are entirely hypothetical; no one can predict what the index level will be on any day throughout the life of your notes, and no one can predict what the final index level will be on the determination date. The index has been highly volatile in the past — meaning that the index level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will Be Significantly Less Than the Issue Price” on page S-25 of the accompanying prospectus supplement no. 656. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Participation rate	171%

Buffer level	85% of the initial index level

Buffer amount	15%

No market disruption event or non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the index stocks or the method by which the index sponsor calculates the index

Notes purchased on original issue date and held to the stated maturity date

For these reasons, the actual performance of the index over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this pricing supplement. For information about the historical levels of the index during recent periods, see “The Index — Historical High, Low and Closing Levels of the Index” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level), and are expressed as percentages of the face amount of a note. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level) and the assumptions noted above.

Hypothetical Final Index Level (as Percentage of Initial Index Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
200.00%	271.00%
150.00%	185.50%
125.00%	142.75%
115.00%	125.65%
110.00%	117.10%
105.00%	108.55%
103.00%	105.13%
101.00%	101.71%
100.00%	100.00%
97.00%	100.00%
95.00%	100.00%
85.00%	100.00%
80.00%	95.00%
75.00%	90.00%
70.00%	85.00%
50.00%	65.00%
25.00%	40.00%
0.00%	15.00%

If, for example, the final index level were determined to be 25.00% of the initial index level, the payment amount that we would deliver on your notes at maturity would be 40.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 60.00% of your investment.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final index level (expressed as a percentage of the initial index level) of less than 85% (the section left of the 85% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-27 of the accompanying prospectus supplement no. 656.

We cannot predict the actual final index level on the determination date or the market value of your notes, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006, and “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes” in the accompanying prospectus supplement no. 656. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of This Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Is Significantly Less Than the Issue Price

The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-27 of the accompanying prospectus supplement no. 656.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Leveraged Equity Index-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-27 of the accompanying prospectus supplement no. 656.

The Principal of Your Notes Is Not Fully Protected

The principal of your notes is not fully protected. Our cash payment on your notes on the stated maturity date will be based on the performance of the S&P Global Infrastructure Index as measured from the initial index level of 2682.96 to the closing level on the determination date. If the final index level for your notes is less than the buffer level, you will lose 1% of the face amount of your notes for every 1% negative index return below -15%. Thus, you may lose up to 85% of your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

Concentration Risks Associated with the Index May Adversely Affect the Market Price of the Notes

Because the index comprises stocks of 75 companies in the infrastructure sector only, it is relatively less diversified than other investment portfolios that contain a broader range of companies and a greater number of sectors. As a result, the value of the notes may be subject to greater volatility and be more likely to be adversely affected by a single economic, political or regulatory occurrence than a more diversified investment.

The Market Value of Your Notes May Be Affected By Certain Factors Present In the Infrastructure Sector

Companies in the infrastructure sector, including energy, transportation and utilities companies, may be subject to a variety of factors that may adversely affect their business or operations and may affect the closing level of the index and, as a result, the market value of your notes. These factors include high interest costs in connection with capital construction programs, high leverage, costs associated with construction or development delays, supply disruptions, environmental and other regulations, the effects of economic slowdowns, surplus capacity, increased competition from other providers of services, uncertainties concerning energy costs, the effects of energy conservation policies and alternative energy sources and other factors, including consumer preferences, supply and fuel costs and insurance coverage. Such companies may also be affected by or subject to regulation by various government authorities, government regulation of rates charged to customers, service interruption due to environmental, operational or other mishaps, the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards, and general changes in market sentiment towards infrastructure assets. Certain risks which, if realized, may affect the level of the index and the market value of your notes are more prevalent in the infrastructure sector than they are in other industry sectors. Examples of such risks include:

•

Technology Risk. A change could occur in the way a service or product is delivered, the result of which could be that the existing technology and related assets are rendered obsolete. While the risk could be considered low in the infrastructure sector given the massive fixed costs involved in constructing assets and the fact that many infrastructure technologies are well established, any technology change that occurs over the medium term could threaten the profitability of a company in the infrastructure sector.

•

Regional or Geographic Risk. Many assets in the infrastructure sector are not moveable. Should a natural disaster or other event occur that impairs the performance of a company’s assets in the geographic location where such company operates those assets, the performance of such company may be adversely affected.

•

Utilization Risk. The revenue of many companies in the infrastructure sector may be impacted by decreased usage rates due to economic conditions, alternative sources of similar services, the availability of capital for additional exploration and development and the functionality of delivery mechanisms for products or services to end users (such as pipelines or electricity lines).

•

Commodity Price Risk. The operations and financial condition of certain companies in the infrastructure sector (such as companies primarily involved in oil and natural gas exploration and development) are dependent in part on the prices of the commodities sold by such companies. For example, the financial condition of companies in the oil and gas sector is dependent on world wide energy prices. Prices for commodities may vary and are determined by supply and demand factors, including weather and general economic and political conditions. A decline in commodity prices could have an adverse effect on the operations and financial condition of such companies.

•

Market Disruptions. War, occupation, terrorism and related geopolitical risks, as well as major plant breakdowns, catastrophic events such as floods, earthquakes or fires and pipeline or electricity line rupture, may in the future lead to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally. Those events could also have an acute effect on a company in the infrastructure sector.

The Index May Not Be Representative of an Investment in the Infrastructure Sector

The index does not represent a direct investment in the infrastructure sector. The index is comprised of stocks of companies whose primary lines of business are directly associated with the infrastructure sector. As a result, the closing level will be influenced by a variety of economic, financial and other factors affecting those companies, some of which may be unrelated to the market and other conditions applicable to the infrastructure sector. Consequently, the level of the index may not perfectly correlate with the performance of the infrastructure sector and the closing level of the index could decrease even if the performance of the infrastructure sector as a whole increases.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

The index consists of stocks traded in foreign equity markets, including emerging markets. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets in which some of the index stocks are traded may have less liquidity and may be more volatile than U.S. or other securities markets, and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

The Return on Your Notes Will Depend on Changes in the Level of the Index and Will Not Be Adjusted for Changes in U.S. Dollar Foreign Currency Exchange Rates

Although some of the index stocks underlying the index are traded in currencies other than U.S. dollars and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity will not be adjusted for changes in the U.S. dollar foreign currency exchange rates relating to index stocks. The payment amount on the stated maturity date with respect to the index will be based solely upon the overall change in the level of the index during the life of your notes up to the determination date. Changes in foreign currency exchange rates, however, may reflect changes in the economies of the foreign countries and regions whose stocks underlie the index that, in turn, may affect the final level of the index.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes, that are currently characterized as prepaid forward contracts, which could adversely affect the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Furthermore, a member of the House of Representatives recently introduced a bill that, if enacted, would require holders of notes, such as your notes, purchased after the bill is enacted to accrue interest income over the life of the notes despite the fact that there will be no interest payments over the life of the notes. We describe these developments in more detail under “Summary Information — Key Terms — Supplemental Discussion of Federal Income Tax Consequences” above. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. will treat the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-47 of the accompanying prospectus supplement no. 656 unless and until there is further guidance from the Treasury Department and the Internal Revenue Service or an enacted legislation.

THE INDEX

We have derived all information regarding the index contained in this prospectus supplement from publicly available information, without independent verification. The sponsor of the S&P Global Infrastructure Index owns the copyright and all rights to the index. The sponsor of the S&P Global Infrastructure Index does not have an obligation to continue to publish, and may discontinue publication of, its index. Additional information about the index is available on the following website: www.standardandpoors.com/indices. We are not incorporating by reference such website or any material it may include into this prospectus supplement.

The S&P Global Infrastructure Index is comprised of 75 of the largest publicly listed infrastructure companies that meet specific investability requirements. The 75 constituents are distributed at each rebalancing across the three infrastructure clusters specified below as follows:

Cluster	Count	Weight
Energy	15	20%
Transportation	30	40%
Utilities	30	40%

Eligibility of Constituents

The principal universe from which the index is drawn is the S&P/Citigroup Global Broad Market Index (BMI).

The infrastructure clusters are chosen based on the Global Industry Classification Standard (GICS®), as follows:

GICS	Description	Infrastructure Sector
10102040	Oil & Gas Storage & Transportation	Energy

20305010 20305020 20305030	Airport Services Highways & Railtracks Marine Ports & Services	Transportation

55101010 55102010 55103010 55104010	Electric Utilities Gas Utilities Multi Utilities Water Utilities	Utilities

Companies belonging to the above GICS sub-industries become the universe for the index.

Eligibility Factors

The universe is, then, narrowed down to an investable set of stocks based on the following criteria:

•

Market Capitalization. Stocks must have a total market capitalization above a market capitalization threshold as of the reference date of each year. The market capitalization threshold is currently US$100 million.

•

Liquidity. Stocks must have three-month average daily trading value above a liquidity threshold as of the reference date of each year. The liquidity threshold is currently US$1 million for developed markets and US$500,000 for emerging markets, as of the reference date of each year.

•	Domicile. The stocks’ domicile must be a developed market country or an emerging market country with a liquid developed market listing.

Stocks meeting these criteria form the investable universe for the index.

The reference date for the eligibility screens above is the third Friday of October of each year. The market capitalization threshold and liquidity threshold are subject to change on an annual basis according to market conditions.

Index Construction

There are two steps in the creation of the index. The first is the selection of the 75 companies; the second is the weighting of the index constituents. The selection of index constituents is done as follows:

1.	All stocks in the investable universe are classified as being in one of the three clusters: energy, transportation or utilities.

2.	15 emerging market stocks are chosen first,

based on the highest float-adjusted market capitalization of the parent company, with no more than 10 chosen for any one cluster.

3.	The 60 largest developed market stocks, based on float-adjusted market capitalization, are then chosen to complete the index. The developed market stocks are chosen such that there total 30 transportation, 30 utilities and 15 energy infrastructure companies in the index.

In the event that fewer than 75 qualifying stocks meet the distribution criteria above, the largest companies from the investable universe, not already in the index, are added until the count reaches 75.

Constituent Weighting

The index follows a modified cap weighted weighting scheme that reduces single stock concentration and balances exposure across specified clusters. At rebalancing, the utilities and transportation infrastructure clusters have a weight of 40% each and the energy infrastructure cluster has a weight of 20%. No single stock has a weight of more than 5%.

Calculation of the Index

The methodology employs a modified market capitalization-weighting scheme, using the divisor methodology used in most Standard & Poor’s equity indices. Details of this methodology are available on the Web site at www.standardandpoors.com/indices.

Index Maintenance

The index is rebalanced annually on the third Friday of November, when membership and initial constituent weights are set. There are no intra-year index additions, and intra-year deletions occur only because of deletions from the S&P/Citigroup Global Broad Market Index.

Maintenance of the index includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs. To prevent the value of the index from changing due to corporate actions, all corporate actions which affect the value of the index require an index divisor adjustment.

The tables below summarize the types of index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

Corporate Actions

Corporate Action	Adjustment to Index	Divisor Adjustment?
Spin-off	No weight change. The price is adjusted to the price of the parent company minus (price of the spun-off company/share exchange ratio). Index shares change so that the company’s weight remains the same as its weight before the spin-off.	No

Rights Offering	The price is adjusted to the price of parent company minus (price of the rights offering/rights ratio). Index shares change so that the company’s weight remains the same as its weight before the rights offering.	No

Stock Split	Index shares are multiplied by and the price is divided by the split factor.	No

Share Issuance or Share Repurchase	None. Actual shares outstanding of the company play no role in the daily index calculation.	No

Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the S&P Citigroup Global Broad Market Index	Stock is dropped from the index. No intra-year replacements are made.	Yes

Index Actions

S&P/Citigroup Global BMI Action	Adjustment made to the Index	Divisor adjustment?
Constituent change	If the constituent is a member of the index, it is dropped.	Yes

Share changes between quarterly share adjustments	None.	No

Periodic share or float factor changes	None.	No

License Agreement

The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. “S&P” or its third party licensors. Neither S&P nor its third party licensors make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P Global Infrastructure Index (the “Index”) to track general stock market performance. S&P’s and its third party licensor’s only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and the third party licensors (the “Marks”) and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to the Licensee or the notes. S&P and its third party licensors have no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

“Standard & Poor’s®”, “S&P®” and “S&P Global Infrastructure Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Goldman, Sachs & Co.

Historical High, Low and Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in you receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. Moreover, in light of current market conditions, the trends reflected in the historical performance of the index may be less likely to be indicative of the performance of the index during the period from the trade date until the determination date and of the final level of the index than would otherwise have been the case. In particular, based on the historical movement of the closing levels of the index reflected in the table below, in the past three years there has not been any full two year period, measured from the ends of the relevant calendar quarters, in which the closing level of the index has fallen by 15% or more from the closing level of the index on the initial date of such period, and the closing levels of the index have steadily increased. However, in light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose a substantial portion of your investment in the notes. Neither we nor any of our affiliates make any representation to you as to the performance of the index. The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2005, 2006, and 2007, and the first two calendar quarters in 2008 through April 30, 2008. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Index

	High	Low	Close
2005
Quarter ended March 31	1685.77	1557.50	1625.55
Quarter ended June 30	1695.94	1589.62	1695.94
Quarter ended September 30	1814.30	1667.20	1814.30
Quarter ended December 31	1809.08	1673.60	1771.18
2006
Quarter ended March 31	1925.79	1773.95	1886.36
Quarter ended June 30	2021.33	1884.73	1985.76
Quarter ended September 30	2128.47	1927.62	2112.72
Quarter ended December 31	2376.27	2105.85	2376.27
2007
Quarter ended March 31	2530.14	2318.32	2523.03
Quarter ended June 30	2714.29	2541.47	2641.37
Quarter ended September 30	2757.62	2433.31	2757.62
Quarter ended December 31	2927.17	2756.47	2838.14
2008
Quarter ended March 31	2832.26	2473.76	2589.15
Quarter ending June 30 (through April 30, 2008)	2696.00	2597.44	2682.96

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. has agreed to repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, for the offered notes, will be approximately $21,000. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), Goldman, Sachs & Co. has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1998 as amended, the “FIEL”) and each underwriter has agreed that it will not offer or sell any offered notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan. As used in this paragraph, resident of Japan means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except: (1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200.000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Index	PS-12
Supplemental Plan of Distribution	PS-16

Prospectus Supplement No. 656 dated August 23, 2007

Summary Information	S-3
Hypothetical Returns on Leveraged Equity Index-Linked Notes	S-10
Additional Risk Factors Specific to Leveraged Equity Index-Linked Notes	S-25
General Terms of Leveraged Index-Linked Notes	S-33
Use of Proceeds and Hedging	S-45
Supplemental Discussion of Federal Income Tax Consequences	S-47
Employee Retirement Income Security Act	S-51
Supplemental Plan of Distribution	S-52
The Indices	A-1
Dow Jones Euro STOXX 50® Index	A-1
Dow Jones Industrial AverageSM	A-5
FTSE™ 100 Index	A-7
Hang Seng Index®	A-8
MSCI® EAFE Index	A-10
MSCI Taiwan IndexSM	A-14
NASDAQ-100 Index®	A-16
Nikkei 225 Index	A-20
PHLX Housing SectorSM Index	A-23
PHLX Oil Service SectorSM Index	A-26
Russell 2000® Index	A-28
S&P 500® Index	A-31
TOPIX® Index	A-34

Prospectus Supplement dated December 5, 2006

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$23,720,000

The Goldman Sachs Group, Inc.

Leveraged Equity Index-Linked Notes due 2013

(Linked to S&P Global Infrastructure Index)

Medium-Term Notes, Series B

Goldman, Sachs & Co.